                                                             File No.  005-53333

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ________________

                              Amendment No. 3 to
                                SCHEDULE 14D-1*

                  TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                              Amendment No. 1 to
                                SCHEDULE 13D**

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               ________________

                             EXECUSTAY CORPORATION
                           (Name of Subject Company)

                         MARRIOTT INTERNATIONAL, INC.
                             MI SUBSIDIARY I, INC.
                                   (Bidders)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                  30150K 10 0
                     (CUSIP Number of Class of Securities)

                          G. Cope Stewart, III, Esq.
              Senior Vice President and Associate General Counsel
                         Marriott International, Inc.
                              10400 Fernwood Road
                           Bethesda, Maryland  20857
                                (301) 380-8399
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                  Copies To:

                              John F. Olson, Esq.
                          Gibson, Dunn & Crutcher LLP
                         1050 Connecticut Avenue, N.W.
                            Washington, D.C.  20036
                                (202) 955-8522

================================================================================

*   Constituting the final amendment to Schedule 14D-1.
** This Amendment No. 3 to Schedule 14D-1 also constitutes Amendment No. 1 to the Statement on Schedule 13D of Marriott International, Inc. and MI Subsidiary I, Inc. with respect to the shares of common stock, par value $0.01 per share, of ExecuStay Corporation beneficially owned by Marriott International, Inc. and MI Subsidiary I, Inc.

--------------------------------------------------                        --------------------------------
 CUSIP No.         30150K 10 0                                              Page        2  of    7  Pages
--------------------------------------------------                        --------------------------------
----------------------------------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Marriott International, Inc.
----------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a) [_]
                                                                                                   (b) [_]

----------------------------------------------------------------------------------------------------------
        3          SEC USE ONLY


----------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*


                   WC
----------------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
                   OR 2(e)                                                                             [_]


----------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION


                   Delaware
----------------------------------------------------------------------------------------------------------
                    NUMBER OF                        7  SOLE VOTING POWER
                      SHARES                                                 3,603,504
                                                  --------------------------------------------------------
                   BENEFICIALLY                      8  SHARED VOTING POWER
                     OWNED BY                                                3,765,455
                                                  --------------------------------------------------------
                       EACH                          9  SOLE DISPOSITIVE POWER
                    REPORTING                                                3,603,504
                                                  --------------------------------------------------------
                      PERSON                        10  SHARED DISPOSITIVE POWER
                       WITH                                                  3,765,455
----------------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                   7,368,959
----------------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              [_]


----------------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                   89.47%
----------------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON\\*\\


                   CO
----------------------------------------------------------------------------------------------------------

--------------------------------------------------                        --------------------------------
 CUSIP No.         30150K 10 0                                              Page        3  of    7  Pages
--------------------------------------------------                        --------------------------------
----------------------------------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   MI Subsidiary I, Inc.
----------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a) [_]
                                                                                                   (b) [_]

----------------------------------------------------------------------------------------------------------
        3          SEC USE ONLY


----------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*


                   WC, OO
----------------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
                   OR 2(e)                                                                             [_]


----------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION


                   Delaware
----------------------------------------------------------------------------------------------------------
                    NUMBER OF                        7  SOLE VOTING POWER
                      SHARES                                                 3,603,504
                                                  --------------------------------------------------------
                   BENEFICIALLY                      8  SHARED VOTING POWER
                     OWNED BY                                                3,765,455
                                                  --------------------------------------------------------
                       EACH                          9  SOLE DISPOSITIVE POWER
                    REPORTING                                                3,603,504
                                                  --------------------------------------------------------
                      PERSON                        10  SHARED DISPOSITIVE POWER
                       WITH                                                  3,765,455
----------------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                   7,368,959
----------------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              [_]


----------------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                   89.47%
----------------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON\\*\\


                   CO
----------------------------------------------------------------------------------------------------------

                                  INTRODUCTION

  This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on January 12, 1999, as amended and supplemented by Amendment
No. 1, filed on January 14, 1999, and Amendment No. 2, filed on February 12, 1999 (the "Schedule 14D-1"), by Marriott International, Inc., a Delaware corporation ("Marriott"), and MI Subsidiary I, Inc., a Delaware corporation ("Purchaser") and a wholly owned, direct subsidiary of Marriott, in connection with the offer to purchase all the outstanding shares of common stock, par value $0.01 per share (the "Common Stock" or the "Shares"), of ExecuStay Corporation, a Maryland corporation (the "Company"), at a price of $14.00 per Share, net to the tendering stockholder in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of January 12, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal. This Amendment No. 3 also constitutes Amendment No. 1 to the Statement on Schedule 13D, filed with the Commission on January 15, 1999, with respect to the Shares beneficially owned by Marriott and Purchaser (the "Schedule 13D"). Capitalized terms not defined in this Amendment No. 3 have the meanings given them in the Offer to Purchase.

Item 6.  Interest in Securities of the Subject Company

  Item 6 of the Schedule 14D-1 and Item 5 of the Schedule 13D are hereby amended to add the following information:

          Immediately following the expiration of the Offer, as extended, at 11:59 p.m., New York City time, Wednesday, February 17, 1999 (the "Expiration Date"), based on information provided by the depositary agent, Purchaser accepted for payment a total of 3,603,504 Shares, representing approximately 43.75% of the Shares outstanding as of the date of this Amendment No. 3. In addition, pursuant to certain Stockholder Agreements the Option Grantors granted to Purchaser (1) options, exercisable in limited circumstances, to purchase 3,765,455 Shares owned by the Option Grantors, representing approximately 45.7% of the Shares outstanding as of the date of this Amendment No. 3, and (2) certain irrevocable proxies permitting Purchaser to vote the Option Grantors' Shares. The options and the proxies will become effective at the time Shares are purchased pursuant to the Offer. Accordingly, at the consummation of the purchase of the Shares pursuant to the Offer, Purchaser may be deemed to have beneficial ownership of 7,368,959 Shares or 89.47% of the Shares outstanding as of the date of this Amendment No. 3.

Item 10.  Additional Information

 Item 10(f) of the Schedule 14D-1 is hereby amended to add the following information:

          The Offer was originally scheduled to expire at Midnight, New York City time, on Thursday, February 11, 1999, and was extended. As so extended, the Offer expired at 11:59 p.m., New York City time, on Wednesday, February 16, 1999.

Item 11.  Material to be Filed as Exhibits

  Item 11 of the Schedule 14D-1 is hereby amended and supplemented by adding the following exhibit:

     (a)(12) Press Release, dated February 18, 1999, issued by Marriott

                                   SIGNATURE

  After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 18, 1999             MI SUBSIDIARY I, INC.

                                      By /s/  G. Cope Stewart, III
                                         ------------------------------------
                                         Name:   G. Cope Stewart, III
                                         Title:  Vice President

                                   SIGNATURE

  After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 18, 1999             MARRIOTT INTERNATIONAL, INC.

                                      By /s/  G. Cope Stewart, III
                                         ------------------------------------
                                         Name:   G. Cope Stewart, III
                                         Title:  Executive Vice President and
                                                 Associate General Counsel

                                 EXHIBIT INDEX


  Exhibit
  Number                                                            Exhibit
  -------                                                           -------
* (a)(1)            Offer to Purchase, dated January 12, 1999
* (a)(2)            Letter of Transmittal
* (a)(3)            Notice of Guaranteed Delivery
* (a)(4)            Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
* (a)(5)            Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
* (a)(6)            Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
* (a)(7)            Form of Summary Advertisement, dated January 12, 1999
* (a)(8)            Press Releases, dated January 6, 1999 and January 11, 1999 issued by Marriott
* (a)(9)            Press Release, dated January 6, 1999, issued by Marriott
*(a)(10)            Press Release, dated January 13, 1999, issued by Marriott
*(a)(11)            Press Release, dated February 12, 1999, issued by Marriott
 (a)(12)            Press Release, dated February 18, 1999, issued by Marriott
 (b)                None
*(c)(1)             Merger Agreement, dated as of January 6, 1999, among the Company, Purchaser and Marriott
*(c)(2)             Stockholder Agreement, dated January 6, 1999, among Purchaser, Marriott and certain executive officers of the Company
*(c)(3)             Stockholder Agreement, dated January 6, 1999, among Purchaser, Marriott and B. Andersen
*(c)(4)             Stockholder Agreement, dated January 6, 1999, among Purchaser, Marriott and K. Regan
*(c)(5)             Stockholder Agreement, dated January 6, 1999, among Purchaser, Marriott and certain stockholders of the Company
*(c)(6)             Forms of Employment Agreement (included in exhibits (c)(2) and (c)(3))
 (d)                None
 (e)                Not Applicable
 (f)                None

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*  Previously filed.